Exhibit 99.1

Quhuo Announces Full Acquisition of Equity Interest in Lailai

BEIJING, China, January 5, 2022 — Quhuo Limited (NASDAQ: QH) (“Quhuo,” the “Company,” “we” or “our”), a leading tech-enabled workforce operational solution platform in China, today announced that it has entered into a definitive investment agreement (the “Agreement”) to acquire the remaining 45.78% equity interest in Lailai Information Technology (Shenzhen) Co., Ltd. (“Lailai”), its subsidiary and an on-demand workforce platform that specializes in housekeeping solutions for hotels and B&Bs, for a total consideration of approximately RMB69.1 million in the form of the Company’s securities. Upon completion of the transaction, Quhuo will own 100% equity interest in Lailai.

According to the Agreement, the Company agreed to issue 9,000,000 Class A ordinary shares of the Company (“Consideration Shares”) to the selling shareholder of Lailai under a private placement pursuant to an exemption or exclusion from the registration requirements under the Securities Act of 1933. The Consideration Shares will be subject to relevant restrictions on transfer.

The parties expect to close the transaction in the first quarter of 2022, subject to the relevant corporate approvals and customary closing conditions. There is no assurance that any such procedures or transactions will be completed in a timely manner.

Leslie Yu, Chairman and Chief Executive Officer of the Company, commented, “Over the past year after we invested in the business, Lailai has been quickly integrated into Quhuo’s platform. For the first three quarters of 2021, revenues from our housekeeping and accommodation solutions increased almost 13 times year-over-year. Looking ahead, I believe the full acquisition of Lailai is of great strategic significance to our future development. Leveraging the standardized service products and our strong managerial experience accumulated in the past decade serving various business clients, we have decided to expand our business to the 2-Family (B2F) sector. We already built service stations around communities and are cooperating with property management companies to provide services directly to households in the communities by utilizing our existing workforce and management network.”

Mr. Yu continued, “In the past few years, Lailai built up a large pool of hotel service personnel, who will become an important resource for our 2-Family service. It also formed a joint venture with Gemeite Technology, a community-focused service company with business connections with over 10,000 property management companies, to provide services and products catering to various family needs. In addition, our nationwide on-demand delivery network which now covers more than 100 cities and more than 1,000 business circles gives us a strong position to quickly implement our 2-Family initiative. Overall, we are constantly diversifying our service offerings and expanding the size of addressable markets. We believe that this acquisition will accelerate the pace as we move forward.”

Lailai is an on-demand workforce platform that specializes in housekeeping solutions for hotels and B&Bs. Leveraging its one-stop hotel workforce outsourcing platform powered by advanced mobile and SaaS technologies, Lailai has served over 1,300 hotels with over 35,000 active workers across 25 provinces in China, including some well-known brands such as Hilton Hotels and Resorts, Kingkey Group, Marriott International, and Kempinski Hotels. Quhuo acquired a majority equity interest in Lailai in November 2020.

SAFE HARBOR STATEMENT

This press release contains ‘‘forward-looking statements’’ within the meaning of Section 27A of the Securities Act of 1933, as amended and Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical or current fact included in this press release are forward-looking statements, including but not limited to statements regarding Quhuo’s business development, financial outlook, beliefs and expectations. Forward-looking statements include statements containing words such as “expect,” “anticipate,” “believe,” “project,” “will” and similar expressions intended to identify forward-looking statements. These forward-looking statements are based on Quhuo’s current expectations and involve risks and uncertainties. Quhuo’s actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of these risks and uncertainties, which include, without limitation, risks and uncertainties related to Quhuo’s abilities to (1) manage its growth and expand its operations, (2) address any or all of the risks and challenges in the future in light of its limited operating history and evolving business portfolios, (3) remain its competitive position in the on-demand food delivery market or further diversify its solution offerings and customer portfolio, (4) maintain relationships with major customers and to find replacement customers on commercially desirable terms or in a timely manner or at all, (5) maintain relationship with existing industry customers or attract new customers, (6) attract, retain and manage workers on its platform, and (7) maintain its market shares to competitors in existing markets and its success in expansion into new markets, as well as the length and severity of the recent COVID-19 outbreak and its impact on Quhuo’s business and industry. Other risks and uncertainties are included under the caption “Risk Factors” and elsewhere in the Company’s filings with the Securities and Exchange Commission, including, without limitation, the final prospectus related to the IPO filed with the SEC on July 10, 2020 and the Company’s latest annual report on Form 20-F. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. All forward-looking statements are qualified in their entirety by this cautionary statement, and Quhuo undertakes no obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof.

ABOUT QUHUO LIMITED

Quhuo Limited (NASDAQ: QH) is a leading workforce operational solution platform in China. Quhuo provides tech-enabled, end-to-end operational solutions to blue-chip on-demand consumer service businesses in industries with significant e-commerce exposure, primarily including on-demand delivery, mobility services, housekeeping and accommodation. Quhuo’s platform helps its industry customers mobilize a large team of workers and utilizes a combination of training, performance monitoring and refinement, and incentives to transform them into skilled workers who can follow industry-specific, standardized and highly efficient service procedures. Within the on-demand consumer service ecosystem, the Company plays a unique and indispensable role as the link between consumer service businesses and the end consumers to enable the delivery of goods, services and experiences to consumers.

For more information about Quhuo, please visit https://ir.quhuo.cn/.

CONTACTS:

Investor Relations

Quhuo Limited

Annia Sun

E-mail: ir@meishisong.cn

Christensen

In China

Mr. Eric Yuan

Phone: +86-13801110739

E-mail: Eyuan@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

E-mail: lbergkamp@christensenir.com